Metalla Secures $12 Million Convertible Loan Facility From Beedie Capital

TSXV: MTA
OTCQX: MTAFF
Frankfurt: X9CP

(All amounts expressed in Canadian dollars unless otherwise noted.)

VANCOUVER, April 1, 2019 /CNW/ - Metalla Royalty & Streaming Ltd. ("Metalla" or the "Company") (TSXV: MTA) (OTCQX: MTAFF) (FRANKFURT: X9CP) is pleased to announce a convertible loan facility (the "Loan Facility") of $12.0 million (the "Loan") with Beedie Capital ("Beedie") to fund acquisitions of new royalties and streams. The Loan will be funded by way of an initial advance of $7.0 million within 90 days from closing, and the remaining $5.0 million will be available for subsequent advances in minimum tranches of $1.25 million.

Brett Heath, President, and CEO of Metalla commented: "We are pleased to welcome Beedie as a partner and strategic investor in Metalla. Beedie has proven to be an exceptional capital partner for growing businesses. We look forward to having the financial support and backing of Beedie through our next stage of growth as we continue to add more accretive royalties to our portfolio."

"We are very excited to partner with the Metalla team at their inflection point of becoming a premier precious metals royalty company," said David Bell, Director at Beedie Capital. "We are impressed by Metalla's ability to repeatedly identify and acquire highly accretive royalty assets and look forward to supporting them in their next phase of value creation for all of the Company's stakeholders."

The Loan Facility carries an interest rate of 8.0% on advanced funds and 2.5% on standby funds available, with the principal payment due 48 months after the date the financing is completed (the "Closing Date"). The Loan can be repaid with no penalty after 18 months and carries no warrant coverage. The principal amount of the Loan will be convertible into common shares of the Company ("Metalla Shares") at a conversion price of $1.39, representing a 25% premium to the 30-day volume weighted average price as of March 15, 2019. The Loan Facility will be convertible at any time, at the option of Beedie and will be secured by certain assets of the Company. Metalla Shares acquired on conversion will be subject to a four-month plus one day hold period from the date of advance. Completion of the Loan is subject to acceptance of the Exchange and closing documentation.

ADVISORS AND COUNSEL

PI Financial Corp acted as financial advisor and Gowling WLG (Canada) acted as legal counsel for Metalla. McCarthy Tetrault served as legal counsel for Beedie.

ABOUT BEEDIE CAPITAL

Beedie Capital is the family office investment arm of Beedie Group, the largest private industrial owner, developer and property manager in Western Canada. Beedie Capital partners with ambitious operators of high-growth public and private companies across a variety of industry sectors in North America. Please visit www.beedie.ca/capital for more information.

ABOUT METALLA

Metalla is a precious metals royalty and streaming company. Metalla provides shareholders with leveraged precious metal exposure through a diversified and growing portfolio of royalties and streams. Our strong foundation of current and future cash-generating asset base, combined with an experienced team gives Metalla a path to become one of the leading gold and silver companies for the next commodities cycle.

For further information, please visit our website at www.metallaroyalty.com

ON BEHALF OF METALLA ROYALTY & STREAMING LTD.

(signed) "Brett Heath"
President and CEO

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the Exchange) accept responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities legislation. The forward-looking statements herein are made as of the date of this press release only, and the Company does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budgets", "scheduled", "estimates", "forecasts", "predicts", "projects", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements and information include, but are not limited to, statements with respect to the proposed use of proceeds from the Loan, the activities contemplated in this news release and the timing and receipt of requisite regulatory, and shareholder approvals in respect thereof and proposed future transactions Metalla may undertake and their expected timing. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties, and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Metalla to control or predict, that may cause Metalla's actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Metalla will purchase gold and receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Metalla's expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. Metalla undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. Some of the disclosure in this press release is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Metalla.

Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements.

SOURCE Metalla Royalty and Streaming Ltd.

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For further information: Metalla Royalty & Streaming Ltd., Brett Heath, President & CEO, Phone: 604-696-0741, Email: info@metallaroyalty.com; Kristina Pillon, Investor Relations, Phone: 604-908-1695, Email: kristina@metallaroyalty.com, Website: www.metallaroyalty.com

CO: Metalla Royalty and Streaming Ltd.

CNW 07:30e 01-APR-19